Filed Pursuant to Rule 424(b)(3)
File No. 333-233919
333-233919-01

WisdomTree Continuous Commodity Index Fund

61,000,000 Common Units of Beneficial Interest

This prospectus supplement dated December 10, 2020 is to the prospectus of WisdomTree Continuous Commodity Index Fund (the “Fund”) dated October 23, 2020, which relates to a continuous offering of 61,000,000 Shares representing units of fractional undivided beneficial interest in and ownership of the Fund. This prospectus supplement, which relates to a potential reorganization of the Fund, should be read in its entirety in conjunction with the prospectus, and kept together with your prospectus for future reference.

Investing in the Shares involves significant risk. See “Risk Factors” beginning on Page 9 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE OR FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS SUPPLEMENT, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Proposed Reorganization Approved by Fund Shareholders; Agreement and Plan of Reorganization Entered Into

WisdomTree Commodity Services, LLC (the “Managing Owner”), on behalf of the Fund, has formally entered into the Agreement and Plan of Reorganization (the “Plan”) providing for the reorganization (the “Reorganization”) of the Fund into and with the WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”), a newly created series of WisdomTree Trust (the “Trust”). This follows the recent approval of the Plan by the Fund’s shareholders. The Plan will be filed as an Exhibit to a Form 8-K separately filed by the Fund, where shareholders may find additional details.

Completion of the Reorganization is subject to certain conditions. Upon effectiveness of the Plan (i.e., which is expected to occur on or about Monday, December 21, 2020), it is anticipated that each of the Fund’s shareholders will hold shares of the Acquiring Fund equivalent to the net asset value of such shareholder’s shares determined in the manner detailed in the Plan, in complete liquidation and dissolution of the Fund, and the Fund’s shareholders would no longer be shareholders of the Fund but would become shareholders of the Acquiring Fund. The Acquiring Fund’s ticker symbol will be “GCC”, the ticker symbol currently used by the Fund.

The Fund will deviate from its investment objective leading up to the Reorganization and will hold cash prior to the Reorganization.

The Fund is currently passively managed by the Managing Owner, a subsidiary of WisdomTree Investments, Inc. (“WTI”) and sub-advised by GreenHaven Advisors LLC. In contrast, the Acquiring Fund would be actively managed, advised by WisdomTree Asset Management, Inc. (“WisdomTree Asset Management”), an affiliate of the Managing Owner and subsidiary of WTI, and sub-advised by Mellon Investments Corporation. The Acquiring Fund and the Fund are separate entities with, among other items, different investment objectives, investment strategies, fees and risks. The Fund provides investors with exposure to the daily change in the price of an index comprised of a portfolio of commodities, with a view to tracking the performance of the index over time, while the Acquiring Fund is anticipated to provide exposure to a portfolio of commodities through active management at a lower expense ratio. In addition, the Fund is a commodity pool whose securities are registered under the Securities Act of 1933, as amended (the “Securities Act”), while the Acquiring Fund will be an open-end management investment company whose securities would be registered under the Securities Act and which is a series fund of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Acquiring Fund must comply with the requirements of the Investment Company Act, including, in particular, certain investment limitations pertaining to investments in instruments that are not securities and instruments that give rise to leverage, while the Fund is not required to comply with such requirements. In addition, while both the Fund and the Acquiring Fund are organized as Delaware statutory trusts, the Acquiring Fund is overseen by a Board of Trustees in contrast to the Fund where the exclusive management and control of all aspects of the Fund are vested in the Managing Owner.

Additional Information

The terms of the proposed Plan, information about the Reorganization, including the reasons for the Reorganization, and information about the Acquiring Fund, are contained in a combined proxy statement/prospectus (the “Proxy Statement/Prospectus”) that was mailed to Fund shareholders as of the record date in advance of the shareholders’ meeting. The Proxy Statement/Prospectus provides important comparative information about the Fund’s and Acquiring Fund’s respective objectives, strategies, risks, and fees and expenses. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

YOU SHOULD RETAIN THIS SUPPLEMENT

WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.